Mail Stop 3561

October 27, 2008

John D. Erickson
President and Chief Executive Officer
Otter Tail Corporation
215 South Cascade Street
Box 496
Fergus Falls, Minnesota   56538-0496

> **Re: Otter Tail Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed February 29, 2008**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 3, 2008**
> **File No. 000-00368**

Dear Mr. Erickson:

We have completed our review of the above-referenced filings and have no further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director

cc: George A. Koeck
        General Counsel and Corporate Secretary
        Otter Tail Corporation